SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
June 2017

Commission File Number

BATTLE MOUNTAIN GOLD INC.

(Name of Registrant)

Suite 300, 1055 West Hastings Street, Vancouver, BC Canada V6E 2E9

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BATTLE MOUNTAIN GOLD INC.

(the “Company”)

On June 15, 2017, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1.

This Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Battle Mountain Gold Inc.
(Registrant)

By: /s/ Glenn Kumoi
Glenn Kumoi
Director

Date: June 15, 2017

EXHIBIT INDEX

Exhibit 99.1	Press Release dated June 15, 2017: “Battle Mountain Gold Inc. Announces Intention to File Form 15 with the SEC”